UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Videocon d2h to report Q3 FY16 results.

VIDEOCON d2h TO REPORT Q3 FY16 RESULTS

Mumbai, January 22, 2016 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its results for the quarter ended December 31, 2015 on Wednesday, January 27, 2016 after the US market closes. Videocon d2h will file its results with the SEC on Form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – www.ir.videocond2h.com – and at www.sec.gov.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	January 28, 2016 Thursday	January 28, 2016 Thursday

Time	11:00 AM India Time	07:30 PM India Time
	01:30 PM HK Time	10:00 PM HK Time
	05:30 AM UK Time	02:00 PM UK Time
	12:30 AM NYC Time	09:00 AM NYC Time

Dial in details
India	+91 22 6746 5878 / +91 22 3938 1078	+91 22 6746 5878 / +91 22 3938 1078
Hong Kong	800 964 448	800 964 448
Singapore	800 101 2045	800 101 2045
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	808 101 1573 / +44 20347 85524	808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322 / +91 22 6181 3322	+91 22 3065 2322 / +91 22 6181 3322
Playback ID	74142	74142

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 525 channels and services. Videocon d2h also offers 45 “HD” channels and services. It launched India’s first 4K Ultra HD DTH channel. Videocon d2h offers India’s first 1000 GB High Definition Digital Video Recorder and is the first DTH service provider to offer Radio Frequency Remote Control (available with High Definition Digital Set Top Box with unlimited recording). Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers High Definition channels in 1080p, HDD sound and 16:9 aspect ratio. Apart from these, it also offers Active Music service, which includes 42 Audio / Video active music channels, 24 hours a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in nine regional languages in addition to English and Hindi from the dedicated eight customer care centres present in seven locations.

Videocon d2h was the first Indian media company to be listed on NASDAQ. Videocon d2h has been awarded as India’s most trusted brand by India’s Most Trusted Brand Awards Council, IBC Info Media in 2015, Pay TV Operator of the Year at MIPCOM Cannes in 2015, Asia’s most promising DTH brand by World Consumer Research Council in 2013 and 2014, India’s best brand by Economic Times in 2014 and India’s most promising brand by Economic Times in 2015.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h Limited’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h Limited does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2016

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman